CM 3/17

BB 3/5

SECURITIES [AND EXCHANGE COMMISS]ION
W[ASHINGTON, D.C. 20549]

04003341

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SEC MAIL PROCESSING RECEIVED FEB 2 8 2004 WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

SEC FILE NUMBER
8- 46003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital Markets Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 State Street
(No. and Street)

Albany (City) New York (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Loomis, II 518-426-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LP
(Name – *if individual, state last, first, middle name*)

80 State Street (Address) Albany (City) New York (State) 12207 (Zip Code)

RECD S.E.C.
FEB 27 2004
535

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital Markets Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

CATHERINE V. HALE
Notary Public, State of New York
No. 01HA6038716
Qualified in Albany County
Commission Expires March 20, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
80 State Street
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
Northeast Capital Markets Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Northeast Capital Markets Corp. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2004

Northeast Capital Markets Corp.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission (and Report of Independent Auditors)
December 31, 2003 and 2002

Northeast Capital Markets Corp.
Index
December 31, 2003 and 2002
Filed Pursuant to Rule 17a-5 of the Securities and Exchange Commission

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
80 State Street
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

The Board of Directors and Shareholder of
Northeast Capital Markets Corp.

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Northeast Capital Markets Corp. (the "Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 19, 2004

Northeast Capital Markets Corp.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash	$ 27,200	$ 26,667
Accounts receivable - Northeast Capital & Advisory, Inc., net	238,223	218,575
Total assets	$ 265,423	$ 245,242
Commitments and contingencies		
Stockholder's Equity		
Stockholder's equity		
Common stock, $.01 par value; shares authorized 2,000,000; 100 shares issued and outstanding	$ 1	$ 1
Additional paid-in capital	20,999	20,999
Retained earnings	244,423	224,242
Total stockholder's equity	$ 265,423	$ 245,242

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statements of Operations
December 31, 2003 and 2002

	2003	2002
Revenues		
Investment banking income	$ 116,384	$ 113,375
Underwriting income	30,583	14,417
Interest income	533	649
Total revenues	147,500	128,441
Expenses		
Salary allocation expense	66,847	55,012
Other operating expense (Note 3)	55,305	83,430
Total expenses	122,152	138,442
Income (loss) before income taxes	25,348	(10,001)
Income tax expense (benefit)	5,167	(2,381)
Net income (loss)	$ 20,181	$ (7,620)

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statements of Changes in Stockholder's Equity
December 31, 2003 and 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2001	$ 1	$ 20,999	$ 231,862	$ 252,862
Net loss	-	-	(7,620)	(7,620)
Balance, December 31, 2002	1	20,999	224,242	245,242
Net income	-	-	20,181	20,181
Balance, December 31, 2003	$ 1	$ 20,999	$ 244,423	$ 265,423

The accompanying notes are an integral part of the financial statements.

Northeast Capital Markets Corp.
Statements of Cash Flows
December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ 20,181	$ (7,620)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
(Increase) decrease in accounts receivable - Northeast Capital & Advisory, Inc., net	(19,648)	8,269
Net cash provided by operating activities	533	649
Net increase in cash and cash equivalents	533	649
Cash at beginning of period	26,667	26,018
Cash at end of period	$ 27,200	$ 26,667

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

Organization

Northeast Capital Markets Corp. (the "Company") was formed in December 1992, for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker. The Company is a wholly owned subsidiary of Northeast Capital & Advisory, Inc. (the "Parent"). The Company began operations in June 1993. During the years ended December 31, 2003 and 2002, the Company provided services to four customers.

The Company has no employees. The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company. The Parent is reimbursed for the cost of services provided to the Company by its personnel.

Revenue Recognition

Revenue is recognized based upon actual hours incurred on a particular contract, is recorded when services are rendered and may be subject to a contractual adjustment. All revenue relates to projects referred to the Company by the Parent.

Income Taxes

Income tax expense is provided on income as reported in the statement of operations regardless of when such taxes are payable. Deferred taxes, if any, result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

In 2003 and 2002, the Company was included in the consolidated federal and state income tax return of the Parent. The income tax provision or benefit is computed on a separate return basis.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2003 and 2002. Customer transactions are not handled by the Company. Typically transactions are processed through an escrow account, on a fully disclosed basis. The Company does not maintain margin accounts.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2003 and 2002, the fair value of all the Company's financial instruments, consisting of Cash and Accounts receivable-Northeast Capital & Advisory Inc., net approximates their carrying values.

2. Related Party Transactions

The Parent incurs certain costs related to both the Parent and the Company. The Parent is reimbursed for salary costs allocated to the Company based on the number of hours worked, and general operating costs related to the Company based on the ratio of total expenses to total consolidated revenues, net of interest income, income taxes and other costs specific to the Company.

All Company revenue is collected by, and all Company expenses are paid by, the Parent.

3. Expenses

General operating expenses allocated to the Company by the Parent for the years ended December 31, 2003 and 2002, consisted of the following:

	2003	2002
General operating costs allocated by the Parent	$ 49,492	$ 79,326
Specific costs of the Company reimbursed to the Parent	5,813	4,104
	$ 55,305	$ 83,430

In addition, the Company incurred salary expense of $66,847 and $55,012 in 2003 and 2002, respectively, related to Parent personnel assigned to Company projects.

4. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Income tax expense (benefit) for the years ended December 31, 2003 and 2002, is as follows:

	2003	2002
Current income tax:		
Federal	$ 3,800	$ (2,481)
State	1,367	100
	$ 5,167	$ (2,381)

The effective Federal income tax expense (benefit) rate differed from the statutory Federal income tax rate for the following reasons:

	2003	**2002**
Statutory tax rate	34.00%	(34.00%)
Effect of graduated taxes	(19.00)	4.35
State income taxes, net of Federal income tax benefit	4.58	.66
Meals and entertainment	.80	5.18
Effective tax rate	20.38%	(23.81%)

Included in Accounts receivable-Northeast Capital Advisory, Inc., net on the Company's statements of financial condition at December 31, 2003 and 2002 are $53,115 and $47,948, respectively, representing amounts due to the Parent related to income taxes. The Company has no items that would be considered temporary differences under SFAS No. 109 at December 31, 2003 and 2002.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $27,200, which was $22,200 in excess of its minimum required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2003.

6. Commitments and Contingencies

The Company is currently under review by the National Association of Securities Dealers (NASD) for potential non-compliance with certain NASD regulations. Results of this review are pending; certain findings by the NASD could result in fines or penalties.

Northeast Capital Markets Corp.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
December 31, 2003

Net capital	
Total stockholders' equity qualified for net capital	$ 264,101
Deductions and/or charges	
Non-allowable assets	
Intercompany receivable, net	236,901
Net capital	$ 27,200
Aggregate indebtedness - None	
Computation of basic net capital requirement	
6-2/3% of aggregate indebtedness	$ -
Minimum net capital requirement	$ 5,000
Excess net capital over minimum net capital requirement	$ 22,200
Excess net capital at 1000%*	$ 27,200
Ratio: Aggregate indebtness to net capital	N/A

* Calculated as net capital - (total aggregate indebtedness x 10%)

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There is no material difference between the Company's computation of capital as filed in the unaudited amended form X-17A-5 (2003 FOCUS Report filed quarterly by the Company) as of December 31, 2003 filed February 28, 2004 and the above schedule.

Northeast Capital Markets Corp.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
December 31, 2003

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED

The Company promptly transmits all funds received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.